W. Soren Kreider IV +1 212 450 4387 w.soren.kreider@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

February 9, 2023

Re:	Priveterra Acquisition Corp.

Registration Statement on Form S-4

Filed December 27, 2022

File No. 333-269006

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner and Kevin Vaughn

Dear Ms. Mariner and Mr. Vaughn:

On behalf of our client, Priveterra Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in the Staff’s letter dated January 26, 2023 (the “Comment Letter”), relating to the Company’s registration statement on Form S-4 filed on December 27, 2022 (the “Registration Statement”).

The Company has updated the Registration Statement and is filing Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in the Amended Registration Statement.

Registration Statement on Form S-4 Filed December 27, 2022

Market and Industry Data, page ii

1.	We note your statements that (i) you have not independently verified the market and industry data contained in the proxy statement/prospectus or the underlying assumptions and (ii) your research has not been verified by any independent source. These statements may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete these statements or revise to specifically state that you are responsible for all disclosures presented in the prospectus.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii of the Amended Registration Statement accordingly.

Q. What will AEON stockholders and holders of AEON options receive in the Business Combination, page x

U.S. Securities and Exchange Commission

2.	Please revise this section to explain in greater detail how the Exchange Ratio is calculated. In this regard, please explain the Holdback Equity Pool, its impact on the consideration, and what assumptions are used to derive the 34.7% or 82.7% figures that are presented on the cover page.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page xi of the Amended Registration Statement accordingly. Additionally, the term "Holdback Equity Pool" was inadvertently included in the Business Combination Agreement and will be revised in a future amendment.

Summary of the Proxy Statement/Prospectus, page 1

3.	Please highlight the material risks to public warrant holders, including those arising from differences between public and private warrants. Additionally, please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages xi, xiii, 142 and 143 of the Amended Registration Statement accordingly.

Sources and Uses of Funds for the Business Combination, page 4

4.	Please revise to present the full redemption scenario.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4-6 and 112-114 of the Amended Registration Statement accordingly.

Risk Factors, page 24

5.	Please disclose the materials risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 18, 27 and 83 of the Amended Registration Statement accordingly by including an additional risk factor.

We may not be successful in obtaining an original BLA, page 34

6.	Please revise to discuss here and/or in the Business section what standard FDA uses to determine whether to issue an original BLA as opposed to a BLA supplement. Explain why you believe that your candidates could be eligible for an original BLA. Explain when companies typically make this application (e.g., at same time the company seeks marketing approval). Explain briefly why the form of approval impacts reimbursement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 36, 37, and 237-239 of the Amended Registration Statement accordingly.

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U.S. Securities and Exchange Commission

The issuances of additional shares of Class A Common Stock..., page 68

7.	Please revise to specify the dollar amount of proceeds that New AEON believes will be sufficient to meet its immediate working capital needs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 70 of the Amended Registration Statement accordingly.

Background to the Business Combination, page 86

8.	We refer to the October 3, 2022 entry. Please revise to explain Priveterra’s basis for proposing an initial pre-transaction equity value for AEON of $150 million and contingent consideration in the amount of $170 million. Revise the September 21 to September 27 entries to present and explain the information that AEON provided and Priveterra considered in developing this equity valuation. In particular, discuss whether Priveterra received financial forecasts from AEON.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 98 of the Amended Registration Statement accordingly.

9.	Please revise the third and fifth paragraphs on page 90 to identify the specific due diligence issues addressed by the parties and their representatives. Also revise the disclosures on pages 94 and 95 to discuss the results of management’s due diligence review of AEON.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 101 and 105 of the Amended Registration Statement accordingly.

10.	Please revise the December 1 entry to explain why AEON sought additional flexibility for AEON to pursue alternative private financing opportunities following the execution of the Business Combination Agreement. Also revise the December 5 entry to explain why Priveterra agreed to provide AEON with this flexibility but only on the condition that AEON not enter into a definitive agreement with respect to any such financing prior to the termination of the Business Combination Agreement. With a view to disclosure, please tell us whether the negotiations concerning additional financings impacted negotiations concerning the $45 million minimum cash condition.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 102 and 103 of the Amended Registration Statement accordingly.

11.	We note the disclosure on page 68 indicating that New AEON and Priveterra expect to enter into Interim Financing Agreements. Please update the Background section and other sections, as applicable, to discuss the status of these prospective financings.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages iv-vi, viii, x, xiii, xiv, 4-8, 22, 73-74, 104, 107, 113-114, 132, 147-148, 150-151, 192 and 285 of the Amended Registration Statement accordingly.

February 9, 2023	3

U.S. Securities and Exchange Commission

Priveterra Board’s Reasons for the Approval of the Business Combination, page 93

12.	Please revise the disclosure on pages 95-96 to identify each comparable company and show the metrics applicable to each one. Clarify whether any of the comparable companies were clinical stage companies as of November 2022.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 107 and 108 of the Amended Registration Statement accordingly.

13.	Please tell us whether the comparable company analysis presented here is the same or distinct from the valuations of precedent merger and acquisition targets in similar and adjacent sectors, which is referenced at the top of page 95.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 107 and 108 of the Amended Registration Statement accordingly.

14.	We note the disclosure on page 96 that Priveterra’s Board assumed that Priveterra’s shareholder would redeem 95% of outstanding common stock. In light of this assumption, please explain why Priveterra’s Board agreed to a closing condition that at least $45 million of aggregate cash proceeds would be available from the Trust Account, after giving effect to redemptions of Public Shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 109 of the Amended Registration Statement accordingly.

15.	We note that the Board’s analysis reflected that AEON would have $76 million in cash at the closing of the initial business combination. Please explain the Board’s assumptions in deriving this figure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 108 of the Amended Registration Statement accordingly.

Proposal 1: The Business Combination Proposal Prospective Financial Information, page 98

16.	You disclose here that “AEON and Priveterra jointly prepared an illustrative forecast of revenue potential for ABP-450 in migraine (including both chronic and episodic) and cervical dystonia indications.” Please revise to show the annual revenues forecasted and discuss the material assumptions for the model, including the parties’ assumptions regarding the timing of commercialization for each indication. Clearly identify the markets in which it was assumed that ABP-450 received regulatory approval for sale for purposes of these projections. Revise to clearly identify the extent to which regulatory approval is outside of your control as a significant limitation on the usefulness of these projections.

Response: In response to the Staff's comment, the Company respectfully advises the Staff that neither Priveterra nor AEON shared illustrative forecasts based on commercialization in the U.S. of revenue potential for ABP-450 in migraine and cervical dystonia indications with their respective Boards that provided for annual revenue forecasts. The Company did not prepare annual forecasts because they will depend on the timeline of commercialization, which is uncertain and will depend on a number of currently unknown factors, as is customary in U.S. biotechnology transactions similar to this Business Combination. The Company has revised page 111 of the Amended Registration Statement accordingly.

February 9, 2023	4

U.S. Securities and Exchange Commission

Unaudited Pro Forma Condensed Consolidated Combined Financial Information Description of the Business Combination

Scenario 2, page 134

17.	Your disclosure indicates that in Scenario 1 you are accounting for the merger as a recapitalization but as a variable interest entity (VIE) and asset acquisition under Scenario 2. Please address the following:

•	You disclose that “the expected cash on hand results in the equity at risk being considered insufficient for AEON to finance its activities without additional subordinated financial support under these assumed redemption scenarios.” Tell us how you determined that AEON would have sufficient equity at risk under Scenario 1.

Response: The Company respectfully acknowledges the Staff’s comment. In evaluating whether AEON has sufficient equity at risk, the Company first evaluated the purpose and design of the entity and determined that the key risks and intent of the entity is to reach its next major development milestone. Similar to other life science entities, there is significant uncertainty regarding its development plans and thereby the focus is to address the risks specific to the current development stage. In additional development stages, the risks of the entity will significantly change as it approaches commercialization, considers additional exit strategies and pursues additional forms of financing. Specifically, the Company determined that its next major development milestone is anticipated in the fourth quarter of 2023 when phase two episodic migraine data is available, determining that the entity is sufficiently capitalized.

Next, the Company considered whether it has sufficient equity at risk to finance its activities until the next development stage. Under Scenario 1, the Company believes that AEON demonstrates its ability to raise significant equity from investors at market terms at the time of the merger and therefore the trust proceeds should be considered in the evaluation of the equity at risk. In this scenario, AEON would have approximately $305.7 million in cash as part of its equity at risk, which would be sufficient to fund expected future cash flow requirements through the fourth quarter of 2023, when the Company expects to reach its next development stage. Accordingly, the Company concluded that there would sufficient equity at risk to finance its activities without additional subordinated financing in Scenario 1.

•	As part of your response, provide a separate decision tree of how you applied the accounting guidance to each scenario.

Response: The Company respectfully acknowledges the Staff’s comment. The Company first considered the guidance in ASC 805-10-25-5, which states that when a Variable Interest Entity (“VIE”) is acquired, the primary beneficiary is always the accounting acquirer. In accordance with ASC 810-10, the Company assessed whether AEON would be considered a VIE in the various redemption scenarios presented in the unaudited pro forma condensed consolidated combined financial statements. Under Scenario 1, AEON was not determined to be a VIE because AEON would have sufficient equity at risk (based on the Company's response above) and would not meet any of the other criteria in ASC 810-10-15-14. Accordingly, the Company considered the accounting acquirer by evaluating the factors in ASC 805-10-55-11 through 55-15 including how the business combination was primarily effected via an equity exchange, terms of the exchange, relative voting rights of the post combination entity, composition of the governing body and management of New AEON, and the relative sizes of AEON and Priveterra.

Pursuant to the analysis, it was determined under Scenario 1 that AEON was the accounting acquirer, and the transaction should be accounted for as a reverse recapitalization because Priveterra does not meet the definition of a business in ASC 805 and its primary asset is cash.

Under Scenario 2, the Company concluded that AEON is considered a VIE. ASC 810-10-15-14(a) indicates that an entity is a VIE if its total equity at risk is insufficient for it to finance its activities without additional subordinated financial support. The transaction under Scenario 2 results in an opening pro forma cash balance of $63.5 million or $28.5 million under the $45 Million Minimum Cash Scenario or Maximum Redemption Scenario, respectively. The Company does not believe that AEON could further evidence its ability to raise non-subordinated financing to fund its operations. As a result, sufficient equity at risk was determined by assessing whether the available cash would be sufficient to fund its cash requirements to the next development stage. The projected cash balance under either the $45 Million Minimum Cash Scenario or Maximum Redemption Scenario was determined not to be sufficient to permit AEON to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

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U.S. Securities and Exchange Commission

After determining under Scenario 2 that AEON is a VIE, the primary beneficiary was identified in accordance with ASC 810-10-25-38A. Priveterra will hold a variable interest in AEON as it will own 100% of AEON’s equity post-merger and will therefore have benefits. Priveterra will also have the obligation to absorb the losses and/or receive the benefits of AEON and the power to direct the activities that could potentially be significant to AEON. Therefore, Priveterra will be considered the primary beneficiary and for accounting purposes, Priveterra is considered to be acquiring AEON in the Business Combination. An accounting analysis was then performed to determine if AEON, the accounting acquiree, is considered a business. ASC 805-10-55-55A was looked to in the analysis and it was determined that the set being acquired did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset as described in greater detail below.

•	Provide us with your calculations of equity investment at risk under Scenario 1 and 2 pursuant to ASC 810-10-25-45.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to the Company’s response above that discloses the considerations on whether or not there is sufficient equity at risk under Scenario 1 and 2 pursuant to ASC 810-10-25-45. The Company has noted that the equity interests that Priveterra acquires in AEON will all be considered at risk. The calculation of equity investment at risk under both scenarios is $192.8 million, calculated as 19,279,557 shares of New AEON Class A Common Stock multiplied by a fair value price of $10 per share. In evaluating the fair value of those interests at the time of the Business Combination, the Company determined that the amount of cash on hand reflects the most appropriate basis to consider the ability to absorb expected losses as summarized above.

•	You disclose on page 130 that “At the Closing, the merger will be effected by Merger Sub merging with and into AEON, with AEON surviving such merger as the surviving entity.” Tell us how the existence of Merger Sub in these transactions affected your application of the accounting literature in each of the scenarios.

Response: The Company respectfully acknowledges the Staff’s comment and does not believe that the existence of Merger Sub affected its application of the accounting literature in any of the scenarios. AEON is expected to merge with and into Merger Sub, with AEON surviving the merger as a wholly owned subsidiary of Priveterra. Under Scenario 1, Merger Sub does not survive the transaction and therefore would not be considered the primary beneficiary. As summarized, Priveterra will hold both power and benefits in AEON and therefore is the primary beneficiary.

Under Scenario 2, the Company considered the guidance in ASC 805-10-55-15, “A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.”

A business combination may be consummated by forming a new entity (commonly characterized as a “Newco”) that has no significant precombination activities other than to issue shares to the shareholders of the combining companies. In such situations, regardless of the number of entities involved in the combination, ASC 805-10-55-15 precludes Newco from being identified as the acquirer. Merger Sub was formed solely for the purpose of effectuating the Business Combination. Merger Sub owns no material assets and does not operate any business. A NewCo, such as Merger Sub in this case, formed solely for the merger transaction that has no other operations or activities would indicate that NewCo is not a substantive entity and therefore not the accounting acquirer. As a result, Merger Sub is not the accounting acquirer in either scenario.

•	Tell us how you determined that all the assets of AEON were similar enough such that asset acquisition accounting was appropriate.

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U.S. Securities and Exchange Commission

Response: The Company respectfully acknowledges the Staff’s comment. The Company considered ASC 805-10-55-55A and determined that the set being acquired, AEON, did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset discussed below. AEON has no ownership or control of any other significant tangible or intangible assets beyond the license to the APB-450 compound.

The Company evaluated each of the below factors below to determine whether they are supportive, undetermined, neutral or adverse with respect to the compound with various potential treatment uses being reflective of a single intangible IPR&D asset.

The Company considered the phase of development of the related IPR&D project which is supportive of a single asset. Each of the potential uses are undergoing similar drug development processes with the US FDA – preclinical and clinical studies. While the migraine and CD programs are in Phase 2 and the gastroparesis program in preclinical, all programs are still in early-development phases where there is historically a relatively low probability of success for final FDA approval.

The Company considered the nature of the activities and costs necessary to further develop the related IPR&D project which are supportive of a single asset. The potential uses all utilize the same ABP-450 compound. The preclinical studies and clinical trials for are managed by the same scientific team, so there is a substantial amount of shared resources. All projects will require a substantial amount of investment for further development.

The Company considered the risks associated with the further development of the related IPR&D project which are supportive of a single asset. The risk profile differential between the various potential uses of ABP-450 is not substantially different. In addition to sharing the same risks typical to the pharmaceutical research and development process, both programs share similar risks because the method of delivery is the same and an adverse result in one of the projects would likely impact all related R&D for the compound. Risks of efficacy are similar in that if the method of action isn’t effective for muscles associated with migraines it’s also likely to be ineffective for muscles associated with cervical dystonia.

The Company considered the amount and timing of benefits expected to be derived in the future from the developed asset(s) which is undetermined in terms of a single asset. The patient population would be on the same continuum and the targeted indication(s) may change or be expanded. All programs will initially be marketed in the US and will be reimbursed by Medicaid, Medicare, and commercial insurance companies. In addition, both products resulting from the programs would likely be marketed by the same salesforce to physicians and traditional retail channels.

The Company considered the expected economic life of the developed asset(s) which is supportive of a single asset. The economic lives of each program are expected to be similar with exclusivity expiring around 2040. The Company’s license with Daewoong for ABP-450 is used to obtain the compound in which all associated IPR&D is being performed; therefore, it is expected that the economic lives of the developed asset would be similar for all indications.

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U.S. Securities and Exchange Commission

The Company considered whether there is an intent to manage costs for the developed asset(s) separately or on a combined basis in areas such as strategy, manufacturing, advertising, selling, and so on which is neutral in terms of a single asset. The Company currently expects the manufacturing process for products to be similar and managed by the same team. All ABP-450 is purchased through Daewoong and that same compound is utilized for the IPR&D of the various applications of ABP-450. However, as programs are still early in the clinical development process, the expectations for commercial strategy are still highly uncertain.

The Company also considered whether the asset, as an incomplete IPR&D project or when ultimately completed, would be transferred by itself or with other separately identifiable assets which is supportive of a single asset. All programs are of the same major asset class (IPR&D assets) that are expected to result in drugs that work for specifically identified patients based on a targeted approach that will be delivered via injection. Based on the Company’s current intentions and expectations, there are no plans to transfer the IPR&D asset or projects in the foreseeable future.

After evaluating the grouping criteria above, the Company determined that the set being acquired did not meet the definition of a business because substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset (i.e., the IPR&D).

•	Tell us and disclose the break even level of redemptions that would result in the accounting shifting from recapitalization treatment to VIE and asset acquisition accounting.

Response: The Company respectfully acknowledges the Staff’s comment. The Company determined the accounting treatment for each scenario in relation to the various redemption scenarios presented in the unaudited pro forma condensed consolidated combined financial statements and believes such pro forma treatment appropriately provides the range of possible outcomes to understand the different potential accounting treatments. The Company has not evaluated a break even level of redemptions nor believes it is practicable to determine a point estimate because there is significant judgment involving the evaluation of several factors, including redemption levels, projected cash requirements to the next development stage, and actual cash burn rates. The Company anticipates redemptions will be material to the aforementioned accounting analysis in which forward asset acquisition treatment will be the likely accounting scenario. While both scenarios have been included due to variability, the Company believes the maximum redemption scenario to be most likely. In addition, Priveterra is currently soliciting its investors to extend the date by which the Company must consummate a business combination to August 11, 2023. In connection with the shareholder vote which is scheduled for February 10, 2023, the Company will obtain additional redemption information that will be included in the Company's pro forma financial information in future filings.

•	On page 133, you disclose that the “parties expect to enter into Interim Financing Arrangements and other financings as needed to meet the Available Closing Cash condition prior to Closing.” Please revise your disclosures here to clearly identify the nature and degree of certainty of the financing arrangements into which you expect to enter. To the extent you continue to believe that it is appropriate to exclude those financings from your pro forma presentation, clearly disclose your basis for excluding those arrangements, and discuss the extent to which the completion of the expected financings would impact your accounting for the merger (i.e., recapitalization versus VIE accounting).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pro forma financial statements and related disclosures to include the interim financing letter agreements for an aggregate amount of $20 million on pages 130-135 and 139-140 of the Amended Registration Statement accordingly. Regarding future financings, the Company considered Rule 11-01(a)(8) of Regulation S-X which states that pro forma financial information should reflect transactions that have occurred or are probable of occurring. As the nature and degree of certainty of the financing arrangements into which the Company expects to enter cannot be predicted, the Company believes that it is appropriate to exclude such financings from its pro forma presentation. The Company has revised the disclosure on page 130-131 of the Amended Registration Statement accordingly.

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U.S. Securities and Exchange Commission

18.	You disclose on page ix that “Unless waived by the parties to the Business Combination Agreement, and subject to applicable law, the Closing is subject to a number of conditions set forth in the Business Combination Agreement, including, among others: (i) there being at least $45,000,000 in Available Closing Cash (as defined in this proxy statement/prospectus); (ii) the registration statement of which this proxy statement/prospectus forms a part becoming effective in accordance with the Securities Act; (iii) customary bringdown conditions; and (iv) no material adverse effect of either Priveterra or AEON having occurred. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.” Tell us the extent to which both parties intend to waive the closing cash requirements and how these intentions were considered as part of your accounting analysis.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that no party has an intention to waive the closing cash requirements.

Scenario 1 Notes to Unaudited Pro Forma Condensed Consolidated Combined Financial Information

Note 3. Adjustments to Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 139

19.	We note your disclosure in Note 3(I) stating that the pro forma value of the Contingent Consideration for AEON participating stockholders was calculated as the cumulative probability multiplied by the estimated stock price upon success. Please expand your disclosure here, and in Note 4(H) on page 149, to include the cumulative probability of success and how it was determined.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 159, 168 and 169 of the Amended Registration Statement accordingly.

Conflicts of Interest, page 189

20.	We note in your disclosure that you have waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 212 and 213 of the Amended Registration Statement accordingly.

Overview, page 193

21.	Please revise to clarify whether you and/or another party conducted Phase 1 trials of ABP- 450 for any of the indications reflected in the pipeline table.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 218 of the Amended Registration Statement accordingly.

Migraine, page 196

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U.S. Securities and Exchange Commission

22.	Please revise to explain the preclinical and/or clinical work that you and/or third parties have conducted for ABP-450 as a preventative treatment for migraine. In this regard, it should be clear why AEON has initiated a large Phase 2 trial for this indication.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 223 of the Amended Registration Statement accordingly.

Our Pipeline, page 196

23.	Please revise to discuss the funding needs for each of the three pipeline candidates and also disclose how AEON plans to allocate the funds that they expect to have available once the business combination and related financings are completed. The discussion should explain the material assumptions with respect to the cash amounts available and also indicate how far into clinical development each candidate would reach based on the disclosed level of funding.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 222 of the Amended Registration Statement accordingly.

Cervical Dystonia, page 198

24.	Please revise to present the topline data for the primary endpoint and all secondary endpoints. Clarify which results are statistically significant and, if applicable, which results are not.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 225 of the Amended Registration Statement accordingly.

25.	Explain the basis for your claims that BP-450 demonstrated adverse event rates similar to, or lower than, “other botulinum toxin products” for the treatment of cervical dystonia and that ABP-450 also demonstrated efficacy similar to, or better than, other botulinum toxin products for the treatment of cervical dystonia. In this regard, your discussion of the Phase 2 trial does not indicate that any patients were administered other botulinum toxin products. It is also unclear which botulinum toxin products you are referencing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 225 of the Amended Registration Statement accordingly.

Gastroparesis, page 199

26.	Please revise to present the results from the primate study.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 226 of the Amended Registration Statement accordingly.

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U.S. Securities and Exchange Commission

General

27.	We note your disclosure on page 91 concerning Guggenheim’s resignation. Please tell us, with a view to disclosure, whether you have received notice from any other institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation that may be owed to these institutions.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 101 and 102 of the Amended Registration Statement accordingly.

28.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that each of the parties to the Business Combination Agreement is not controlled by, and does not have ties with a non-U.S. person, and the Company does not believe that there are any risks to disclose to investors that the Business Combination Agreement with the Company would be subject to regulatory review by a U.S. government entity, such as CFIUS, or would ultimately be prohibited.

*            *             *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ W. Soren Kreider IV

W. Soren Kreider IV

cc:	Oleg Grodnensky, Chief Operating Officer,
Priveterra Acquisition Corp.
Lee Hochbaum, Davis Polk & Wardwell LLP
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP

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